November 5, 2010

Ryan C. Larrenaga
One Financial Center
Boston, MA 02111
(617) 772-3743

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Mark Cowan

Re: Columbia Funds Variable Insurance Trust I (the “Registrant”); File No. 811-08481

Dear Mr. Cowan:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganization of the Seligman Capital Portfolio series of Seligman Portfolios, Inc. (File No. 811-05221) into the Columbia Mid Cap Growth Fund, Variable Series series of the Registrant (the “Reorganization”).

The Registration Statement is proposed to become effective on December 6, 2010 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust I